I, Ronald N. Andruff certify that;

(1) the financial statements of DOTSPORT LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of DOTSPORT LLC included in this Form reflects accurately the information reported on the tax return for DOTSPORT LLC filed for the fiscal year ended 2015.

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Ronald N. Andruff
President & CEO

04 November 2016

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.